EXHIBIT (a)(5)(B)
                       [English translation from Hebrew]
                     SPECIFICATION OF ORDINARY TENDER OFFER
      For the purchase of ordinary shares par value NIS 1.00 per share of

                           ELBIT MEDICAL IMAGING LTD.

                                   OFFERED BY

                           ELBIT MEDICAL IMAGING LTD.
                        (the "COMPANY" or the "OFFEROR")

In accordance with the Companies Law of 1999 (the "COMPANIES LAW"), the Securities Law of 1968, and the Securities Regulations (Tender Offer) of 2000 ("TENDER OFFER REGULATIONS"), the Company hereby offers all of the holders of its Ordinary shares par value NIS 1.00 per share (the "ORDINARY SHARES" or "SHARES") (excluding the Company which holds at the date of this Specification 42,400 shares) (the "OFFEREES") to to purchase from the Offerees pursuant to an Ordinary Tender Offer, shares held by the Offerees, all upon the terms of this Offer to Purchase (the: "SPECIFICATION" and "TENDER OFFEr" respectively). As of the date hereof, the Offerees hold 24,354,682 shares (the "SHARES" or "OFFEREES' SHARES").

As of the date hereof, the Company's shares are registered for trade on the Tel Aviv Stock Exchange Ltd. ("TASE"), and on the NASDAQ National Market ("NASDAQ") in the United States, and accordingly, this Tender Offer is subject to both Israeli and U.S. Law. PURSUANT TO AN EXEMPTION GRANTED BY THE ISRAEL SECURITY AUTHORITY, THIS SPECIFICATION IS THE OFFER TO PURCHASE DOCUMENT IN THE ENGLISH LANGUAGE AND INCLUDES ADDITIONAL DETAILS NOT REQUIRED UNDER THE TENDER OFFER REGULATIONS. IN ADDITION, FOR CONVENIENCE PURPOSES ONLY, THE COMPANY IS ALSO FILING THIS COVER IN THE HEBREW LANGUAGE TOGETHER WITH AN UNOFFICIAL TRANSLATION INTO HEBREW OF THE OFFER TO PURCHASE DOCUMENT. IT IS EMPHASIZED THAT THE OFFER TO PURCHASE DOCUMENT IS THE BINDING DOCUMENT.

As of the date hereof, the Company holds 42,400 Shares.

Under the terms of the Tender Offer, the Company hereby offers to purchase from the Offerees up to an aggregate of 2,800,000 shares (the "MAXIMUM AMOUNT"), which at the date of this Specification constitutes approximately 11.50% of the Company's issued and outstanding share capital1 and approximately 11.65% of the voting rights2 in the Company.

Under the terms of the Tender Offer, the Company hereby offers to tender the shares at a price of $11.4 per Share, upon the terms of this Specification. Holder of shares registered in the Company's Israeli Register of Shareholders (the "HOLDER OF ISRAELI REGISTERED SHARES") or a holder of shares currently traded on the TASE (i.e. shares registered in the Company's Israeli Register of Shareholders in the name of the nominee company of Israel Discount Bank Ltd.) (the "HOLDER OF ISRAELI NON-REGISTERED SHARES"), may choose, in such holder's sole discretion, to receive the consideration for the shares that will be sold by such holder pursuant to this Offer, in United States Dollars, or in New Israeli Shekels, in accordance with the product of the Purchase Price by the U.S. dollar rate of exchange as will be published by the Bank of Israel on the first Israeli Business Day preceding the date of the transfer of the consideration for the shares purchased by the Israeli Depositary to the Holders of Israeli Registered Shares and to the TASE members (on behalf of Holders of Israeli Non-registered Shares) whose shares were accepted for payment by the Company.

Europe-Israel (M.M.S.) Ltd ("EUROPE-ISRAEL"), the Company's controlling shareholder, which holds at the date of this Specification shares which constitutes approximately 55.17% of the Company's issued and outstanding share capital1, and approximately 55.90% of the voting rights2 in the Company, has informed us that it intends to tender all of its shares. All our directors and officers who currently hold shares have informed us of their intention to participate in the Offer with respect to all of their holdings in the Company. For description of their share holdings, see Section 11 to this Specification. Elscint Limited, a public company, in which we hold approximately 58.98% of its share capital, and which holds approximately 2.15% of the Company's issued and outstanding share capital1 and approximately 2.18% of the voting rights2 in the Company has not notified us whether it intends to participate in the Offer.

It is emphasized that the Maximum Amount of shares to by purchased pursuant to this Tender Offer is 2,800,000 as aforementioned. In accordance with notices of shareholders regarding their tender of shares, as aforementioned, it appears that the number of shares to be tendered in Israel and the U.S. together until the Expiration Date will be higher than the Maximum Amount. Therefore, the Company will purchase all of the shares from the Offerees who tendered their shares pursuant to the calculation of the number of shares tendered by each shareholder multiplied by the ratio of the Maximum Amount and the aggregate number of shares tendered in the Offer.

The Company's undertaking to purchase shares pursuant to this tender offer is conditioned upon the fulfillment of the following conditions and the Company is entitled to withdraw from this Tender Offer if one of the following occurs: (i) any `event' (as such term is defined in section 6 to this Specification) shall have occurred, which the Company did not know and could not have known of, and did foresee and could not have foreseen, in each case, on the date of this Offer, the occurrence of such `event,' and such event would cause the terms of the offer as a result of such event to become materially different from the terms which a reasonable offeror would have proposed had it known of such event on the date of this Offer; (ii) the Company did not obtain any approval, license, permit, authorizations or consents of any competent authority or the Company did not obtain any approval, license, permit, authorization or consent required pursuant to any applicable law in order to purchase the shares pursuant to the Offer. For further details, see Section 7 to the Specification.

Shares to be purchased pursuant to this Tender Offer will become dormant shares, as defined in Section 308 of the Companies Law and, accordingly, shall not have any equity or voting rights as long as they are owned by the Company.

The Expiration Date of this tender offer is December 27, 2004 midnight (Israeli time), 5:00 p.m. New-York time. Acceptance Notices of Holders of Holders of Israeli Non-registered Shares and of Holders of Israeli Registered Shares may be submitted to a TASE Member with whom its securities deposit is managed, or to the Israeli Depositary, Menorah Gaon Investment House Ltd., whose address is 29 Hayetzira St. Ramat Gan (telephone no: 03-6111555 fax no: 03-6125577) respectively, and all in accordance with Section 3 to the Specification. Tendering by other holders may be submitted to American Stock Transfer & Trust Company, which serves as the Company's U.S. Depositary, or to a broker or financial institution through which such holder holds the shares, all in accordance with Section 3 to the Specification.

DATE OF SPECIFICATION: NOVEMBER 23, 2004

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1    Excluding 42,400 shares held by the Company.
2 Excluding: (i) 42,400 shares held by the Company; and (ii) 318,756 shares (out of a total of 524,187 shares) held by Elscint Limited, a subsidiary of the Company, with respect to which Elscint does not have any voting rights by virtue of the provisions of the Companies Law.